Exhibit 99.2
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023, included as Exhibit 99.2 to this Report on Form 6-K (this “Report”) and our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2022 appearing in our Annual Report on Form 20-F for the year ended December 31, 2022 (our “Annual Report”) and Item 5 - “Operating and Financial Review and Prospects” of that Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statement” and in the section entitled Item 3.D. “Risk Factors” of our Annual Report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless otherwise designated, the terms “we”, “us”, “our”, “Otonomo”, “the Company” and “our company” refer to Otonomo Technologies Ltd.

Forward-Looking Statements

 Statements in this Report may constitute “forward-looking statements” within the meaning of the United States Federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth Item 3.D. “Risk Factors” in our Annual Report, as well as those discussed elsewhere in our Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

 We are a leading one-stop shop for mobility data. Otonomo fuels a data ecosystem of OEMs, fleets and service providers spanning the transportation, mobility and automotive industries. Our platform securely processes data globally from vehicles licensed on the platform and mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

We generate the majority of our revenue from subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”).

Our customers typically enter into contractual arrangements with terms up to three-years. Some customers, especially smaller organizations, consume data points on our platform through the self-serve platform on an on-demand basis for which we charge based on data points or trips taken.

Our go-to-market strategy is focused on expanding our access to data through partnering with OEMs, fleets and other data providers, acquiring new customers and driving continued use of our platform for existing customers.

We pursue strategic partnerships with OEMs, fleets and other data providers through a dedicated team segmented by geographical regions. We focus our selling efforts on organizations of various sizes, within specific customer segments, and licenses access to our platform through a direct sales force which is geographically separated. Our platform is used globally by organizations of all sizes across a broad range of industries. In 2022, we had 107 total customers, which was an increase from 55 total customers in 2021.

Key Factors Affecting Otonomo’s Performance

Cost Reduction Initiative

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services in April 2023.

Focusing on Connected Fleet and Connected Insurance Tech business lines

In connection with the Cost Reduction Initiative, the Company is focusing on the Connected Fleet and Connected Insurance Tech business lines. The Company sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services in April 2023. We may not achieve anticipated revenue growth due to the Cost Reduction Initiative, which includes a workforce reduction of a significant number of employees.

Expanding Within Our Existing Customer Base

We believe that there is a substantial opportunity to expand the usage of our platform within our existing customers. We plan to continue investing in our direct sales force to encourage increased data consumption and adoption of new use cases among our existing customers.

Once deployed, our customers often expand their use of our platform more broadly within the enterprise and across their ecosystem of customers and partners as they identify new use cases and realize the benefits of our platform.

In any given period, there is a risk that customer consumption of our platform will be lower than we expect, which may cause fluctuations in our revenue and results of operations. Our ability to increase usage of our platform by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, availability and quality of data, overall changes in our customers’ spending levels and the effectiveness of our efforts to help our customers realize the benefits of our platform.

Components of Results of Operations

Revenues

The revenue comprised mainly of subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”). In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

The following table sets forth the geographic breakdown of revenues for the periods indicated.

	Six Month Period Ended March 31,
	2023	2022
	USD thousands	USD thousands
Americas	1,590	1,316
APAC	68	60
EMEA	1,807	1,575

Total revenues	3,465	2,951

Cost of Services

Cost of services consists primarily of expenses related to the purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries and benefits.

Operating Expenses

Our operating expenses consist of third-party cloud infrastructure, sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses and share-based compensation. Operating expenses also include allocated overhead costs. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, IT-related personnel and other expenses, such as software and subscription services.

Third-Party Cloud Infrastructure

Third-party cloud infrastructure expenses include expenses incurred in connection with the Company’s customers’ use of the Company’s platform and the maintenance of the Company’s platform on public clouds, such as cloud computing or other hosting and data storage, including different regional deployments. In addition, cloud infrastructure also includes the third-party cloud infrastructure expenses incurred with internal research and development use.

We expect that our third-party cloud infrastructure expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools and allocated overhead. Research and development costs are expensed as incurred.

We expect that our research and development expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consulting and advertising costs. We expect these costs to increase over time as the market expands and additional tools are implemented. Prior to the disruption of international travel caused by the COVID-19 pandemic beginning in January 2020, sales and marketing expenses also included international travel of personnel and expenses related to trade shows and other marketing events. We expect that our sales and marketing expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, and administrative personnel, including salaries, benefits, bonuses, and share-based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

We incur additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our sales and marketing expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and completed in the second quarter of 2023.

Financial Income (Expense), Net

Financial income (expense), net, consists primarily of adjustments related to changes in value of our warrants for Otonomo Ordinary Shares, which were charged to financial income (expenses), net.

In addition, financial income (expense), net also include interest income earned on our cash equivalents and short-term and long-term deposits and investments as well as currency related adjustments.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Impairment of goodwill and intangible assets

Goodwill is not amortized but rather tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company has determined that it has one operating segment and one reporting unit. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value.

Intangible assets are amortized over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Report.

Comparison of the Six Month Periods Ended June 30, 2023 and June 30, 2022

Revenue

	Six Month Period Ended June 30,		Change	Change
	2023	2022	$	%
	(Dollars in thousands)
Americas	$1,590	$1,316	$274	21%
APAC	$68	$60	$8	13%
EMEA	$1,807	$1,575	$232	15%
Total	$3,465	$2,951	$514	17%

Revenue increased by approximately $514 thousand, or 17%, to approximately $3,465 thousand for the six month period ended June 30, 2023, from approximately $2,951 thousand for the six month period ended June 30, 2022. Growth was primarily driven by the contribution of $1,913 thousand revenue mostly The Floow, acquired in April 2022, which was offset by a reduction of $1,399 thousand mainly due to the Cost Reduction Initiative during the six month period ended June 30, 2023.

Costs of Services and Operating Expenses

	Six Month Period Ended June 30,		Change	Change
	2023	2022	$	%
	(Dollars in thousands)
Cost of services	$1,644	$1,341	$303	23%
Cloud infrastructure	$1,289	$2,492	$(1,203)	(48)%
Research and development	$6,205	$10,656	$(4,451)	(42)%
Sales and marketing	$6,512	$10,503	$(3,991)	(38)%
General and administrative	$10,908	$11,072	$(164)	(1)%
Depreciation and amortization	$148	$1,728	$(1,580)	(91)%
Contingent consideration income	$2,061	$(1,541)	$3,602	(234)%
Impairment of goodwill	$-	$37,000	$(37,000)	(100)%
Impairment of intangible assets	$-	$8,785	$(8,785)	(100)%
Total costs of services and operating expenses	$28,767	$82,036	$(53,269)	17%

Cost of services

Cost of services increased by approximately $303 thousand, or 23%, to approximately $1,644 thousand for the six month period ended June 30, 2023, from approximately $1,341 thousand for the six month period ended June 30, 2022. Cost of services includes the purchasing of data for $661 thousand, a decrease of 31% year over year, which reflects the cost we paid to the OEMs and other data providers for their data. The decrease is a result of the sunsetting of the activity from Connected Vehicle Data. Cost of services also includes $711 thousand related to the cost of services provided to The Floow customers, an increase due to the acquisition of The Floow in April 2022, and $272 thousand related to the Cost Reduction Initiative during the six month period ended June 30, 2023.

Third‑Party Cloud Infrastructure

Third‑party cloud infrastructure expenses decreased by approximately $1,203 thousand, or 48%, to approximately $1,289 thousand for the six month period ended June 30, 2023, from approximately $2,492 thousand for the six month period ended June 30, 2022. Although there was an increase in the costs during the second quarter of 2022 due to The Floow acquisition in April 2022, it was offset by a decrease which largely occurred as a result of our Cost Reduction Initiative.

Research and Development

Research and development expenses decreased by approximately $4,451 thousand, or 42%, to approximately $6,205 thousand for the six month period ended June 30, 2023, from approximately $10,656 thousand for the six month period ended June 30, 2022. Although there was an increase in the costs during the second quarter of 2022 due to The Floow acquisition in April 2022, this was offset by the workforce reduction in connection with our Cost Reduction Initiative.

Sales and Marketing

Sales and marketing expenses decreased by approximately $3,991 thousand, or 38%, to approximately $6,512 thousand for the six month period ended June 30, 2023 from approximately $10,503 thousand for the six month period ended June 30, 2022. Although there was an increase in the costs during the second quarter of 2022 due to The Floow acquisition in April 2022, this was offset by the workforce reduction in connection with our Cost Reduction Initiative.

General and Administrative

General and administrative expenses decreased by approximately $164 thousand, or 1%, to approximately $10,908 thousand for the six month period ended June 30, 2023 from approximately $11,072 thousand for the six month period ended June 30, 2022. The decrease was primarily attributable to our Cost Reduction Initiative was offset by $4,068 thousand of transaction expenses related to the Merger and $84 thousand of restructuring costs. Net expenses, excluding restructuring and transaction expenses decrease by 39% mainly due to our Cost Reduction Initiative.

Depreciation and amortization

Depreciation and amortization decreased by approximately $1,580 thousand, or 91%, to approximately $148 thousand for the six month period ended June 30, 2023, from approximately $1,728 thousand for the six month period ended June 30, 2022. The decrease was primarily attributable to the amortization of technology, customer relationships and trademarks that were acquired in connection with the Neura and The Floow acquisitions which began amortizing in October 2021 and April 2022, respectively.

Contingent consideration income

During the six month period ended June 30, 2023, the contingent consideration liability accrual in relation to The Floow Acquisition increased by approximately $3,602 thousand, or 234%, to an expense of approximately $2,061 thousand for the six month period ended June 30, 2023, from an income of approximately $1,541 thousand for the six month period ended June 30, 2022 due to revaluation updating.

Impairment of goodwill and intangible assets

During the six month period ended June 30, 2023, impairment of goodwill and intangible assets decreased by approximately $45,785 thousand, or 100%, to approximately $0 for the six month period ended June 30, 2023, from approximately $45,785 thousand for the six month period ended June 30, 2022. The decrease in the six month period ended June 30, 2023 primarily stems from Neura and The Floow’s goodwill and intangibles impairment charge, respectively, which were triggered by the decrease in the trading price of our securities and recorded in compliance with ASC 350 “Intangibles-Goodwill and Other”.

Financial (Expense) Income, Net

	Six Month Period Ended June 30,		Change	Change
	2023	2022	$	%
	(Dollars in thousands)
Financial (Expense) Income, Net	$2,581	$428	$2,153	503%

Financial income was $2,581 thousand in the six month period ended June 30, 2023 compared to financial income of $428 thousand in the six month period ended June 30, 2022. The change primarily related to interest income from deposits and investment in marketable securities, currency exchange changes, and the revaluation of warrants.

Liquidity and Capital Resources

In the period ended June 30, 2023 and June 30, 2022, our principal source of liquidity was the $224 million of net proceeds received from the Business Combination. As of June 30, 2023 and June 30, 2022, we had approximately $119.2 million and $169.5 million in cash, cash equivalents, restricted cash and marketable securities, respectively.

We believe that our existing cash, cash equivalents, and short‑term and long‑term investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months from the date of this Prospectus/Offer to Exchange. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented:

	Six Month Period Ended June 30,
(Dollars in thousands)	2023	2022
Net cash used in operating activities	$(22,887)	$(26,507)
Net cash provided by (used in) investing activities	$20,488	$(11,350)
Net cash provided by financing activities	$69	$135
Foreign currency effect on cash and cash equivalents and short-term restricted cash	$(299)	$(886)
Net increase (decrease) in cash and cash equivalents and short‑term restricted cash equivalents	$(2,629)	$(38,608)

Operating Activities

Our primary uses of cash from operating activities are for personnel‑related expenses, sales and marketing expenses, third‑party cloud infrastructure expenses and overhead expenses.

Cash used in operating activities mainly consist of our net loss adjusted for certain non‑cash items, including contingent consideration income related to The Floow Acquisition, share‑based compensation, change in the fair value of the warrants, depreciation and amortization expenses, accrued but not yet paid interest on marketable securities, and changes in operating assets and liabilities during each period.

During the period ended June 30, 2023, net cash used in operating activities was approximately $22.9 million. The primary factors affecting operating cash flow during this period was net loss of approximately $22.8 million during the periods ended June 30, 2023, primarily due to the transaction costs, costs incurred in relation to Cost Reduction Initiative and the costs of being a public company.

During the period ended June 30, 2022, net cash used in operating activities was approximately $26.5 million. The primary factors affecting operating cash flows during this period was net loss of approximately $33.2 million during the periods ended June 30, 2022 (before impairment charges), primarily due to costs incurred in relation to The Floow acquisition and the costs of being a public company.

Investing Activities

Cash provided by investing activities during the period ended June 30, 2023 was approximately $20.5 million mainly as a result of net proceeds from short-term bank deposits.

Cash used in investing activities during the period ended June 30, 2022 was approximately $11.4 million as a result of the acquisition of The Floow.

Financing Activities

Cash provided by financing activities for the periods ended June 30, 2023 and June 30, 2022, respectively, was approximately $0.1 million, all from option exercises.

Contractual Obligations and Commitments

Our ability to fund our material obligations will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations, we believe that our existing cash balances and expected cash flows generated from operations is sufficient to meet our operating requirements for at least the next twelve months.

Off‑Balance Sheet Arrangements

The Company has a bank guaranty to the leased premises’ landlord of $0.2 million as of the six month period ended June 30, 2023.

Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development policies, see Item 5.C. “Research and Development, Patents and Licenses, Etc.” of our Annual Report.

Trend Information

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company sunsetted its MI services in December 2022 and sunsetted its Connected Vehicle Data services in April 2023.

The Cost Reduction Initiative was completed in the second quarter of 2023 and we anticipate that the Cost Reduction Initiative will result in cost savings. The estimates of the charges and expenditures that we expect to incur in connection with the workforce reduction, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and we may incur costs that are greater than we currently expect in connection with the Cost Reduction Initiative.

Other than described above and in our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/ prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, our consolidated financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

The Company recognizes revenue at the time control of services is transferred to its customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company’s revenue is comprised mainly of subscription fees from customers accessing its enterprise cloud computing services (“SaaS subscriptions”).

In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The Company evaluates the terms and conditions included within the customer’s contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines standalone selling price by considering the historical selling price of these performance obligations in similar transactions as the well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing, industry publications and current pricing practices.

The Company’s SaaS subscriptions revenues consist primarily of fees to provide the Company’s customers access to its cloud-based platform, including routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. The Company recognizes subscription revenues ratably over the contract term beginning on the commencement date of each contract, which is the date the Company makes the services available to the customers.

The Company’s subscription contracts typically have a term of up to three years and are based on fixed-fee and/ or a pay-per-use basis. Certain pay-per-use contract includes minimum monthly or annual fees. For fixed-fee basis contracts, invoicing occurring in quarterly or monthly installments at the end of each period. Fixed or substantive minimum fees are recognized ratably over the term of the arrangement beginning on the date that the service is made available to the customer. For pay-per-use contracts, the Company applies the ‘as-invoiced’ practical expedient and recognizes revenue in the amount which is equivalent to the service rendered each month. Invoicing is normally done monthly at the end of each month.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. To the extent the Company bills customers in advance of the billing period commencement date, the trade receivable and corresponding deferred revenue amounts are netted to zero on the Company’s consolidated balance sheets, unless such amounts have been paid as of the balance sheet date. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Share-Based Compensation

We measure share-based awards granted to our employees, consultants or advisors or our affiliates based on their fair value on the date of the grant and recognizes compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions.

We estimate the fair value of each share option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of Otonomo Ordinary Shares and assumptions for the volatility of Otonomo Ordinary Shares, the expected term of its share options, the risk-free interest rate for a period that approximates the expected term of our share options and their expected dividend yield.